Exhibit B

Execution Version

SHARE PURCHASE AGREEMENT

Between

Ms. Ling Wu and

Ms. Yuan Li

as the Sellers

and

China Ming Yang Wind Power Group Limited

as the Purchaser

Dated as of May 18, 2015

i

ii

Schedule A

List of Disclosure Schedule

3.07	Absence of Undisclosed Material Liabilities

3.09	Litigation

3.13(a)	Real Property — Owned Real Properties

3.13(b)	Real Property — Leased Real Properties

3.17(a)	Material Contracts

3.26	Insurance

iii

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of May 18, 2015, among Ms. Ling Wu, Ms. Yuan Li (each a “Seller” and together, the “Sellers”) and China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Purchaser”).

WHEREAS, the Sellers, through their respective Holding Entities (collectively, the “Holding Entities” and each a “Holding Entity”) as set out in Schedule A, in aggregate own 490,500,000 of the ordinary shares of a par value of HK$0.001 each (the “Ordinary Shares”) of China Smart Electric Group Limited , a Cayman Islands company (the “Company”);

WHEREAS, upon the terms and subject to the conditions set forth herein, the Sellers wish to sell, and the Purchaser wishes to purchase from the Sellers, the beneficial ownership interest in the 490,500,000 Ordinary Shares (the “Shares”) through the acquisition of 100% of the equity interests in the Holding Entities;

WHEREAS, concurrent with the Closing (as defined herein), the Purchaser is expected to purchase the beneficial interest in 7,500,000 Ordinary Shares from certain other sellers pursuant to separate share purchase agreements (the “Other Share Purchase Agreements”) between the Purchaser and such other sellers, such that upon Closing, the Purchaser will beneficially hold 498,000,000 (approximately 99%) of the 503,000,000 issued and outstanding Ordinary Shares of the Company;

WHEREAS, the Company owns all of the shares (or equity interests) of Wise Renergy Holdings Limited , a Hong Kong company (“Wise Energy”), which owns all of the shares (or equity interests) of Tianjin REnergy Electrical Co., Ltd. , a limited liability company established under the laws of the PRC and a wholly foreign-owned enterprise (“Tianjin REnergy”), and Tianjin REnergy owns all of the shares (or equity interests) of Tianjin Ruiyuan Electrical Co., Ltd. , a limited liability company incorporated under the laws of the PRC (“Tianjin Ruiyuan”);

WHEREAS, the Company and Wise Energy, through Tianjin REnergy and Tianjin Ruiyuan (Wise Energy, Tianjin REnergy and Tianjin Ruiyuan, collectively, the “Subsidiaries”), engage in the manufacture, sales and research and development of electrical system equipment (the “Business”);

WHEREAS, Ms. Ling Wu, who is the sole shareholder and sole director of certain Holding Entities as set forth in Schedule A, is the spouse of the Purchaser’s chairman and chief executive officer; and

WHEREAS, of the Ordinary Shares Ms. Ling Wu beneficially holds, 82,542,300 are held for the benefit and on behalf of Ms. Yuan Li, such that upon Closing (as defined herein) a corresponding amount of the cash and shares of the Purchaser comprising the Purchase Price (as defined herein) would be transferred to Ms. Yuan Li.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Assets” means the assets and properties of the Company and the Subsidiaries.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the PRC and the Hong Kong Special Administrative Region.

“Cash Purchase Price Installment Payment Plan” means 60% of the Cash Purchase Price to be paid within three (3) months of the date of this Agreement; 20% of the Cash Purchase Price to be paid within six (6) months of the date of this Agreement; and 20% of the Cash Purchase Price to be paid within twelve (12) months of the date of this Agreement.

“Company Intellectual Property” means all Intellectual Property, if any, owned by the Company or the Subsidiaries that is material to the operation of the Company and the Subsidiaries as currently conducted.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Sellers to the Purchaser in connection with this Agreement.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, other than any licenses of Intellectual Property.

“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to pollution or protection of the environment.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.

“FCPA” means U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HKFRS” means the Hong Kong financial reporting standards issued by the Hong Kong Institute of Certified Public Accountants in Hong Kong applied consistently throughout the periods involved.

“IFRS” means international financial reporting standards as issued by the International Accounting Standards Board in effect from time to time applied consistently throughout the periods involved.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Sellers pursuant to Section 6.02 and the Purchaser pursuant to Section 6.03, as the case may be.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property leased by the Company or any Subsidiary, in each case, as tenant, together with, to the extent leased by the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Material Adverse Effect” means any circumstance, change in or effect on the Company and the Subsidiaries that is materially adverse to the consolidated results of operations or the consolidated financial condition of the Company and the Subsidiaries, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industries in which the Company and the Subsidiaries operate (including legal and regulatory changes), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including (i) any actions of competitors, (ii) any actions taken by or losses of employees or (iii) any delays or cancellations of orders for products or services, (d) any reduction in the price of services or products offered by the Company and the Subsidiaries in response to the reduction in price of comparable services or products offered by a competitor, (e) any circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at request of the Purchaser and (f) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof.

“Other Share Purchase Agreements” means (i) the share purchase agreement between Stephanie Ye Cai as seller and the Purchaser as purchaser for the acquisition of 100% of the equity interest in Renergy Peace Investments Limited (which holds 5,000,000 Ordinary Shares of the Company) and (ii) the share purchase agreement between World Hero International Limited as seller and the Purchaser as purchaser for 2,500,000 Ordinary Shares of the Company.

“Owned Real Property” means the real property in which the Company or any Subsidiary has fee title (or equivalent) interest, or the land use right as granted by competent Governmental Authorities of the PRC (including, for the purposes of Section 3.13 herein, such land use right that relevant Governmental Authorities have undertaken to grant to the Company or any Subsidiary, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any Subsidiary, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Assets, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record set forth in any state, local or municipal franchise of the Company and the Subsidiaries which do not materially interfere with the present use of the Assets, (e) matters which would be disclosed by an accurate survey or inspection of the Real Property which do not materially impair the occupancy or current use of such Real Property which they encumber and (f) all other Encumbrances that would not have a Material Adverse Effect.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“PRC” means the People’s Republic of China. For the purposes of this Agreement, the PRC shall exclude Taiwan, Macao Special Administrative Region and Hong Kong Special Administrative Region.

“PRC GAAP” means the generally accepted accounting principles and practices in the PRC applied consistently throughout the periods involved.

“Prohibited Person” means any Person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) the subject of, or affiliated with any Person the subject of, any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person,” the United Nations Security Council (UNSC), the European Union (EU), the U.S. Commerce Department’s Denied Persons List or Entity List, or any other relevant sanctions authority, (c) a member of any PRC military organization, or (d) a Person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Public Official” means any executive, official, or employee of a Governmental Authority, political party or member of a political party, political candidate; executive, employee or officer of a public international organization; or director, officer or employee or agent of a wholly owned or partially state-owned or controlled enterprise, including a PRC state-owned or controlled enterprise.

“Purchase Price Bank Account” means a bank account to be designated by the Sellers to the Purchaser and details of which shall be provided in writing to the Purchaser before the Closing, such account to be maintained by the Sellers for the duration of which any portion of the Cash Purchase Price remains payable.

“Purchaser Shares” means 28,144,469 ordinary shares of the Purchaser, par value US$0.001 per share.

“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto.

“Reference Statement Date” means December 31, 2014.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Ling Wu Purchase Price” means RMB658,525,287 (which is calculated as the aggregate of 440,500,000 Ordinary Shares held by Ms. Ling Wu’s Holding Entities set forth in Schedule A minus 82,542,300 Ordinary Shares held by Ms. Ling Wu for the benefit and on behalf of Ms. Yuan Li, divided by 503,000,000 issued and outstanding Ordinary Shares of the Company, multiplied by RMB925,355,759), comprising a cash portion of RMB213,493,658 and 20,539,306 ordinary shares of the Purchaser.

“Seller Yuan Li Purchase Price” means RMB243,834,554 (which is calculated as the 50,000,000 Ordinary Shares held by Ms. Yuan Li’s Holding Entity set forth in Schedule A plus 82,542,300 Ordinary Shares held by Ms. Ling Wu for the benefit and on behalf of Ms. Yuan Li, divided by 503,000,000 issued and outstanding Ordinary Shares of the Company, multiplied by RMB925,355,759), comprising a cash portion of RMB79,051,074 and 7,605,163 ordinary shares of the Purchaser.

“Sellers’ Knowledge”, “Knowledge of the Sellers” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of the directors of the Sellers after due inquiry as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) without any implication of verification or investigation concerning such knowledge.

“Tax” or “Taxes” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“U.S.” means the United States.

“U.S. Person” means (a) a citizen or resident of the U.S., (b) a corporation or partnership created or organized in the U.S. or under the law of the U.S. or any state, (c) a trust where (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. Persons have the authority to control all substantial decisions of the trust, or (d) an estate which is subject to U.S. tax on its worldwide income from all sources. In addition, the term U.S. Person includes any individual or entity that would be a U.S. Person under Regulation S of the Securities Act of 1993, as amended.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Agreement”	Preamble
“Business”	Recitals
“Cash Purchase Price”	2.02
“Closing”	2.03
“Closing Date”	2.03
“Company”	Recitals
“Compliance Laws”	3.10(c)
“Financial Statements”	3.06(a)
“Holding Entities”	Recitals
“Loss”	6.02
“Management Accounts”	3.06(a)
“Material Contracts”	3.17(a)
“Ordinary Shares”	Recitals
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Indemnified Party”	6.02
“Purchaser Shares Purchase Price”	2.02
“Representatives”	3.10(c)
“Schedule A”	Preamble
“SEC”	4.02
“Seller”	Preamble
“Seller Indemnified Party”	6.03
“Seller Indemnifying Party”	6.02
“Shares”	Recitals
“Subsidiaries”	Recitals
“Third Party Claim”	6.05(b)
“Tianjin REnergy”	Recitals
“Tianjin Ruiyuan”	Recitals

SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell to the Purchaser the beneficial ownership interest in the Shares by means of the purchase of the entire issued share capital of the Holding Entities, and the Purchaser shall purchase the beneficial ownership interest in the Shares by means of the purchase of the entire issued share capital of the Holding Entities.

SECTION 2.02. Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Shares is RMB902,359,841. The Purchase Price comprises a cash portion of RMB292,544,732 (the “Cash Purchase Price”) and the Purchaser Shares (the “Purchaser Shares Purchase Price”). The Purchaser Shares Purchase Price is valued at RMB609,815,109 (or US$98,224,198, at the exchange rate of RMB6.2084 to US$1.00), being US$3.49, which is the higher of (1) the closing price on the last trading day of the Purchaser’s American depositary shares on the New York Stock Exchange (each American depositary share representing the right to receive one ordinary share of the Purchaser) prior to the date of this Agreement and (2) the average of the closing prices of the Purchaser’s American depositary shares for the 30 trading day period immediately prior to the date of this Agreement, multiplied by 28,144,469. The Purchase Price is the sum of the Seller Ling Wu Purchase Price and the Seller Yuan Li Purchase Price.

SECTION 2.03. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Simpson Thacher & Bartlett LLP, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong on a date on or about May 20, 2015 (the “Closing Date”), subject to the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 5.01 and Section 5.02.

SECTION 2.04. Closing Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(a) duly signed instruments of transfer in respect of the transfer of all of the issued shares in each Holding Entity by the Sellers to the Purchaser;

(b) an updated copy of the register of members of each Holding Entity reflecting the entry of the Purchaser as the holder of all of the issued equity interests of each Holding Entity; and

(c) all other documents, instruments and writings required to have been executed or delivered at or prior to the Closing Date by the Sellers pursuant to this Agreement.

SECTION 2.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers:

(a) an updated copy of the register of members of the Purchaser reflecting the entry of the Sellers as the holders of the Purchaser Shares as follows: (i) 20,539,306 ordinary shares of the Purchaser to Ms. Ling Wu, and (ii) 7,605,163 ordinary shares of the Purchaser to Ms. Yuan Li; and

(b) all documents, instruments and writings required to have been executed or delivered at or prior to the Closing Date by Purchaser pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS

The Sellers hereby represent and warrant, jointly and severally, to the Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

SECTION 3.01. Organization, Authority and Qualification of the Sellers and their Holding Entities. Each of the Sellers’ Holding Entities is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out their obligations hereunder and to consummate the transactions contemplated hereby. Each of the Sellers’ Holding Entities is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by them or the operation of their business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of the Holding Entities to carry out their obligations under, and to consummate the transactions contemplated by this Agreement, or (b) otherwise have a Material Adverse Effect. The execution and delivery of this Agreement by the Sellers, the performance by the Sellers and their respective Holding Entities of their obligations hereunder and the consummation by the Sellers and the Holding Entities of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Sellers and/or their shareholders, as the case may be. Upon consummation of the transaction contemplated by this Agreement, the Purchaser shall hold legal and beneficial title to all the issued shares of the Holding Entities. This Agreement has been duly executed and delivered by the Sellers, and (assuming due authorization, execution and delivery by the Purchaser) constitutes legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with its terms. The Company owns, directly or indirectly, all of the shares (or equity interests) of each of the Subsidiaries free and clear of all Encumbrances.

SECTION 3.02. Organization, Authority and Qualification of the Company and the Subsidiaries. (a) Each of the Company and the Subsidiaries is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each of the Company and the Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of the Sellers and their Holding Entities to carry out their obligations under, and to consummate the transactions contemplated by this Agreement or (b) otherwise have a Material Adverse Effect.

(b) Each of the Company and Wise Energy is a holding company. Neither the Company nor Wise Energy has material liabilities or obligations, or is a party to any contract, other than any liabilities or obligations related solely to the transactions contemplated by this Agreement.

(c) The Sellers and their Holding Entities have made available to Purchaser true, correct and complete copies of the certificates of incorporation, by-laws or comparable organizational documents and business licenses of the Company and the Subsidiaries. Such certificates of incorporation, by-laws, or comparable organizational documents and business licenses are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate of incorporation, by-laws or comparable organizational documents. The transfer books and minute books of each of the Company and the Subsidiaries have been made available for inspection by Purchaser prior to the date hereof are true and complete in all material respects. Other than the Subsidiaries, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Company or any Subsidiary owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same. Other than relationships or arrangements among the Company and the Subsidiaries, neither the Company nor any Subsidiary is a member of (nor is any part of the Business conducted through) any partnership nor is the Company or any Subsidiary a participant in any joint venture or similar arrangement.

SECTION 3.03. Capitalization; Ownership of Shares. As of the date hereof, 503,000,000 Ordinary Shares are issued and outstanding, which are validly issued, fully paid and non-assessable and are not issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating either the Sellers’ Holding Entities or the Company to issue or sell any Ordinary Shares, or any other interest in, the Company. The Shares are owned beneficially by the Sellers and of record by the Sellers’ Holding Entities, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, the Purchaser shall hold beneficial title to all of the Shares, free and clear of all Encumbrances.

SECTION 3.04. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by the Sellers do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Sellers or their Holding Entities, the Company or any Subsidiary, (b) conflict with or violate any Law or Governmental Order applicable to the Sellers and their Holding Entities, the Company or any Subsidiary or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Sellers, the Holding Entities, the Company or any Subsidiary is a party, except, in the case of clauses (b) and (c), as would not (i) materially and adversely affect the ability of the Sellers and their Holding Entities to carry out their obligations under, and to consummate the transactions contemplated by this Agreement or (ii) otherwise have a Material Adverse Effect.

SECTION 3.05. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Sellers do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Sellers of the transactions contemplated by this Agreement and would not have a Material Adverse Effect or (b) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.06. Financial Information. (a) True and complete copies of the audited financial statements (the “Financial Statements”) of the Subsidiaries, prepared in accordance with HKFRS with respect to Wise Energy and PRC GAAP with respect to Tianjin Renergy and Tianjin Ruiyuan, each as of and for the three years ended December 31, 2012, 2013 and 2014, have been delivered by the Sellers to the Purchaser. True and complete copies of the management accounts (the “Management Accounts”) of the Company and the Holding Entities, prepared in accordance with IFRS, each as of and for the three years ended December 31, 2012, 2013 and 2014, have been delivered by the Sellers to the Purchaser. There has been no change with Material Adverse Effect in the financial position or prospects of the Company or the Subsidiaries since the Reference Statement Date.

(b) The Financial Statements and the Management Accounts (i) were prepared in accordance with the books of account and other financial records of the Company, the Holding Entities and the Subsidiaries, (ii) present fairly in all material respects the consolidated financial condition and results of operations of the Company and the Subsidiaries as of the dates thereof or for the periods covered thereby, and (iii) were prepared in accordance with IFRS, HKFRS or PRC GAAP, as the case may be, applied on a basis consistent with the past practices of the Company, the Holding Entities and the Subsidiaries.

(c) The Company maintains a system of internal accounting controls that provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of assets of such entity as necessary to permit preparation of financial statements in conformity with IFRS, (iii) access to material assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences and (v) each Subsidiary has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of financial statements in accordance with IFRS.

SECTION 3.07. Absence of Undisclosed Material Liabilities. Except as set forth in Section 3.07 of the Disclosure Schedule, there are no Liabilities of the Company, the Holding Entities or any Subsidiary of a nature required to be reflected on a balance sheet prepared in accordance with IFRS, HKFRS or PRC GAAP, as the case may be, other than Liabilities (a) reflected or reserved against on the Financial Statements or the notes thereto or the Management Accounts or (b) which would not have a Material Adverse Effect.

SECTION 3.08. Conduct in the Ordinary Course. Since the Reference Statement Date, the Business has been conducted in the ordinary course and there has not occurred any Material Adverse Effect.

SECTION 3.09. Litigation. Except as set forth in Section 3.09 of the Disclosure Schedule, as of the date hereof there is no Action by or against the Company or any Subsidiary pending before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the Other Share Purchase Agreements or the consummation of the transactions contemplated hereby or thereby.

SECTION 3.10. Compliance with Laws. (a) Except as would not (i) adversely affect the ability of the Sellers and their Holding Entities to carry out their obligations under, and to consummate the transactions contemplated by this Agreement or (ii) otherwise have a Material Adverse Effect, the Company and the Subsidiaries have each conducted and continue to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Company or any Subsidiary and neither the Company nor any Subsidiary is in violation of any such Law or Governmental Order.

(b) None of the Sellers, the Holding Entities, the Company or its Subsidiaries, or any person controlling or controlled by the Sellers, the Holding Entities the Company or its Subsidiaries is a Prohibited Person and no Prohibited Person will be given an offer to become an employee, officer, consultant or director of any Seller, the Company or its Subsidiaries. None of the Sellers, the Holding Entities, the Company or its Subsidiaries, or any person controlling or controlled by the Sellers, the Holding Entities, the Company or its Subsidiaries, has conducted or agreed to conduct any business, or enter into or agreed to enter into any transaction with a Prohibited Person.

(c) Each of the Sellers, the Holding Entities, the Company and its Subsidiaries, their respective directors, officers, employees agents or other persons acting on its behalf, as the case may be (collectively, “Representatives”) are familiar with and are and have been in compliance with all applicable laws relating to anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control laws (collectively, the “Compliance Laws”) including the FCPA as if it were a U.S. Person. Without limiting the foregoing, none of the Sellers, the Holding Entities, the Company or the Company’s Subsidiaries, nor any Representative has, directly or indirectly, offered, authorized, promised, condoned, participated in, consummated, or received notice of any allegation of, (i) the making of any gift or payment of anything of value to any Public Official by any Person to obtain any improper advantage, affect or influence any act or decision of any such Public Official, or assist any Seller, the Holding Entities, the Company or its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person, (ii) the taking of any action by any Person which (X) would violate the FCPA, if taken by an entity subject to the FCPA or (Y) could reasonably be expected to constitute a violation of any applicable Compliance Law, (iii) the making of any false or fictitious entries in the books or records of any of the Sellers, the Holding Entities, the Company or its Subsidiaries by any Person, or (iv) the using of any assets of the Sellers, the Holding Entities, the Company or its Subsidiaries for the establishment of any unlawful or unrecorded fund of monies or other assets, or the making of any unlawful or undisclosed payment.

(d) None of the Sellers, the Holding Entities, the Company or its Subsidiaries, or their Representatives has ever been found by a Governmental Authority to have violated any criminal or securities Law or is subject to any indictment or any government investigation for bribery.

SECTION 3.11. Environmental Matters. (a) Except as would not have a Material Adverse Effect, (i) the Company and each Subsidiary are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits as required for their respective business conducted as of the date hereof, (ii) there are no written claims pursuant to any Environmental Law pending or, to the Seller’s Knowledge, threatened, against the Company and each Subsidiary and (iii) the Sellers have provided the Purchaser with copies of any and all environmental assessment or audit reports or other similar studies or analyses generated within the last two years and in the Sellers’, the Company’s or any Subsidiary’s possession, that relate to the Assets.

(b) The Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the Business, including the Assets, or to this Agreement or its subject matter, and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.12. Intellectual Property. (a) The Company and the Subsidiaries own or have the right to use all Intellectual Property material to the Business.

(b) (i) Neither the Company nor any Subsidiary is a party to any pending legal proceedings which involve a claim of infringement, unauthorized use, or violation of any intellectual property right by any Person against the Company or any Subsidiary or challenging the ownership, use, validity or enforceability of, any Company Intellectual Property, and (ii) neither the Company nor any Subsidiary has received any notice or claim challenging ownership of any of the Company Intellectual Property (in whole or in part), nor to the Knowledge of the Sellers is there a reasonable basis for any such claim. Except as would not have a Material Adverse Effect, with respect to each item of Company Intellectual Property, the Company or any Subsidiary is the owner of the entire right, title and interest in and to such Company Intellectual Property, and all of the Company or any Subsidiary’s rights in and to Company Intellectual Property are valid and enforceable in all material respects. No Intellectual Property owned by or licensed to the Company or any Subsidiary is subject to any outstanding order, judgment or decree restricting the use or licensing thereof by the Company or any Subsidiary.

(c) To the Knowledge of the Sellers, no Person is infringing, violating, misusing or misappropriating any Company Intellectual Property, except for such infringement, violation, misuse or misappropriation as would not reasonably be expected to have a Material Adverse Effect, and no written claims to such effect have been made against any Person by the Company or any Subsidiary.

SECTION 3.13. Real Property. (a) Section 3.13(a) of the Disclosure Schedule lists the street address of each parcel of Owned Real Property and the current owner of each parcel of Owned Real Property, subject to the qualifications as included in Section 3.13(a) of the Disclosure Schedule. Except as would not have a Material Adverse Effect, the Sellers have made available to the Purchaser copies of the relevant documents evidencing the undertakings from the relevant Governmental Authorities relating to the Owned Real Property to the extent in the Sellers’ possession.

(b) Section 3.13(b) of the Disclosure Schedule lists the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Except as would not have a Material Adverse Effect or except as described in Section 3.13(b) of the Disclosure Schedule, (i) the Sellers have delivered to the Purchaser, true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property and (ii) there has not been any sublease or assignment entered into by the Company or any Subsidiary in respect of the leases relating to the Leased Real Property.

SECTION 3.14. Personal Property Assets. (a) Each of the Company and the Subsidiaries has good title to, or holds by valid and existing lease or license, all the material tangible personal property assets reflected as assets on or assets acquired after the Reference Statement Date, free and clear of all Encumbrances except for Permitted Encumbrances.

(b) The Company and the Subsidiaries own, or have valid leasehold interests in, all material tangible personal property assets necessary for the conduct of the Business as currently conducted and all such assets are in reasonably good maintenance, operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of business.

SECTION 3.15. Employee Benefit Matters. (a) Each of the Company and each Subsidiary has complied with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, social welfare, equal opportunity and collective bargaining. Except as would not reasonably be expected to have a Material Adverse Effect, there is no organized labor dispute or claim pending, or to the Knowledge of the Sellers, threatened, against or affecting the Company or its Subsidiaries. There is no organized labor strike or slowdown pending, or to the Knowledge of the Sellers, threatened, against or affecting any of the Company or any Subsidiary.

(b) (i) There is no unfair labor practice complaint pending or, to the Knowledge of the Sellers, threatened against the Company or any Subsidiary before any competent Governmental Authority, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or threatened; and (ii) except as would not reasonably be expected to have a Material Adverse Effect, there has been no violation of any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the Cayman Islands, the PRC, the U.S. or any other jurisdiction applicable to the Company or any Subsidiary relating to discrimination in the hiring of employees, social welfare benefits, equal opportunity, collective bargaining, promotion or pay of employees, applicable wage or hour laws, the payment or withholding of payroll or similar taxes for employees, or any other applicable law or regulation concerning the employees of the Company or any Subsidiary.

SECTION 3.16. Taxes. (a) Except for matters that would not have a Material Adverse Effect, to the Sellers’ Knowledge, (a) all Tax Returns required to have been filed by or with respect to the Company or any Subsidiary have been accurately prepared in all material respects and timely filed (taking into account any extension of time to file granted or obtained); (b) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company or any Subsidiary that has not been satisfied by payment, settled or withdrawn; (d) there are no Tax liens on any assets of the Company or any Subsidiary (other than Permitted Encumbrances); and (e) neither the Company nor any Subsidiary is subject to any accumulated earnings tax or personal holding company tax.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, each of the Company and the Subsidiaries is and has been in compliance with all applicable Laws relating to the payment, withholding and exemptions of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable Laws.

SECTION 3.17. Material Contracts. (a) Section 3.17(a) of the Disclosure Schedule lists each of the following contracts and agreements of the Company and the Subsidiaries (such contracts and agreements being “Material Contracts”):

(i) all material management contracts and contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(ii) all contracts and agreements relating to indebtedness for borrowed money, in each case having an outstanding principal amount in excess of RMB5,000,000 (or the equivalent amount of any other currency);

(iii) all material contracts and agreements that limit or purport to limit the ability of the Company or any of the Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time; and

(iv) all material contracts and agreements between or among the Company or any of the Subsidiaries, on the one hand, and the Sellers or any Affiliate of the Sellers, on the other hand.

(b) Each Material Contract (i) is valid and binding on the Company or any Subsidiary, as the case may be, and, to the Knowledge of the Sellers, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement and the Other Share Purchase Agreements, shall continue in full force and effect without penalty or other adverse consequence. Neither the Company nor any Subsidiary is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect.

SECTION 3.18. Loans. Except as disclosed in the Financial Statements or the Management Accounts, as the case may be, neither the Company nor any of the Subsidiaries has, directly or indirectly: (i) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Sellers or their Holding Entities, the Company or any Subsidiary, or to or for any family member or Affiliate of any director or executive officer of the Sellers or their Holding Entities, the Company or any Subsidiary; or (ii) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Sellers or their Holding Entities, the Company or any Subsidiary, or any family member or Affiliate of any director or executive officer, which loan or credit was outstanding as of the date hereof.

SECTION 3.19. Share Option and Other Plans. Neither the Company nor any of the Subsidiaries has any pension, profit sharing, stock option, employee stock purchase or other plan providing for incentives or other compensation to employees (aside from any salary, commission or bonus payable in thereto in the ordinary course), or any other employee benefit plan. The Sellers have delivered to the Purchaser true, correct and complete copies of the Company or the Subsidiaries’ stock option plan and a copy of the form stock option agreement and all other summary plan descriptions, insurance contracts, third-party administration contracts and all other documentation of Company and the Subsidiaries created to embody all material benefit plans. Except for required contributions or benefit accruals for the current plan year, no material liability has been or is expected to be incurred by the Company or any Subsidiary under or pursuant to any applicable Law relating to benefit plans and, to the Knowledge of the Seller, no event, transaction or condition has occurred or exists that is reasonably likely to result in any such liability to the Company or any Subsidiary.

SECTION 3.20. Due Diligence. All information and documentation provided to the Purchaser for its due diligence purposes was provided by the Sellers, the Company and the Subsidiaries in good faith and is true, accurate and not misleading in all material respects.

SECTION 3.21. Non U.S. Person. Neither of the Sellers or the Holding Entities is a “U.S. person”.

SECTION 3.22. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

SECTION 3.23. No Off-Balance Sheet Transactions. (a) Neither the Company nor any Subsidiary has entered into any derivative, off-balance sheet financing or other similar transaction (including any forward sale or purchase agreement), and (b) there has not been any such transaction that could bind, or otherwise give rise to any liability to, the Company or any Subsidiary.

SECTION 3.24. Sufficiency of Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company and its Subsidiaries, together with all other properties and assets of the Company and its Subsidiaries, are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

SECTION 3.25. Inventory. All inventory of the Company or its Subsidiaries, whether or not reflected in the balance sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company or its Subsidiaries free and clear of all Encumbrances, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company and its Subsidiaries. No Seller has any basis to expect any warranty claim(s) in respect of any inventory sold by the Company or any Subsidiary that is in material excess of historical amounts.

SECTION 3.26. Insurance. Section 3.16 of the Disclosure Schedule sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and its Subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Purchaser. Such Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. None of the Sellers, the Company or any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. Except as set forth on Section 3.16 of the Disclosure Schedules, there are no claims related to the business of the Company or any of its Subsidiaries pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of the Company or any of its Subsidiaries is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and contracts to which the Company is a party or by which it is bound.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Other Share Purchase Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or the Other Share Purchase Agreements. The execution and delivery by the Purchaser of this Agreement and the Other Share Purchase Agreements, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers) constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

SECTION 4.02. Audit Committee Approval. The transaction contemplated herein is a “related party transaction” within the meaning of Item 7.B of Form 20-F promulgated by the U.S. Securities Exchange Commission (the “SEC”) and is subject to review and approval by the audit committee of the Purchaser under the rules of the SEC and the New York Stock Exchange and the requirements of the Purchaser’s Audit Committee Charter; the Purchaser has duly obtained such approval to effect the transaction contemplated by this Agreement.

SECTION 4.03. Title. The Purchaser Shares are duly authorized, validly issued, fully paid and nonassessable. There are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, the Purchaser Shares, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Purchaser is a party or by which the Purchaser is bound to sell any of the Purchaser Shares. Except for the transactions contemplated hereunder, the Purchaser has not assigned, transferred, sold, distributed, pledged or otherwise disposed of or agreed to dispose of all or any portion, or any interest in, the Purchaser Shares. Upon entry of the Sellers as holders of such Purchaser Shares into the register of members of the Purchaser against delivery of the closing deliverables by the Sellers as required under Section 2.04, the Sellers shall acquire good and valid title to the Purchaser Shares, free and clear of all Encumbrances.

SECTION 4.04. No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Other Share Purchase Agreements do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement or the Other Share Purchase Agreements.

SECTION 4.05. Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the Other Share Purchase Agreements do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement or the Other Share Purchase Agreements.

SECTION 4.06. Financing. The Purchaser has sufficient funds to pay the Cash Purchase Price in accordance with the Cash Purchase Price Installment Payment Plan and all other amounts payable pursuant to this Agreement or otherwise necessary to consummate all the transactions contemplated hereby.

SECTION 4.07. Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement or the Other Share Purchase Agreements or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.08. Restricted Securities. The Purchaser Shares have not been, and will not be, registered under the Securities Act. The Purchaser Shares are “restricted securities” under applicable U.S. federal securities laws and, pursuant to these laws, the Sellers must hold the shares indefinitely unless they are registered with the SEC, or an exemption from such registration is available. If an exemption from registration is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Purchaser Shares, and on requirements relating to the Purchaser which are outside of the Sellers’ control, and which the Purchaser is under no obligation and may not be able to satisfy. The certificates representing the Purchaser Shares and any securities issued in respect of or exchange for the Purchaser Shares, may bear a legend such as the following:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SAID ACT OR AN EXEMPTION THEREFROM.”

SECTION 4.09. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

CONDITIONS TO CLOSING

SECTION 5.01. Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) the representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

SECTION 5.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Sellers and the Holding Entities contained in this Agreement (A) that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct as of the Closing, other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers at or before the Closing shall have been complied with in all material respects;

(b) Other Closing Conditions. (i) the closing of the Other Share Purchase Agreements and (ii) a waiver by First Windy Investment Corp., a British Virgin Islands company wholly owned by Mr. Chuanwei Zhang, the Purchaser’s chief executive officer and chairman to the Purchaser of payables by Renergy Reach Investments Limited in the amount of US$51,123,028.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

SECTION 5.03. Conditions Subsequent to Closing of the Sellers. (a) Wise Energy will not hold any equity interest in Zhongshan Mingyang Electrical Co., Ltd. within 60 days of the Closing, (b) The Purchaser shall pay the Cash Purchase Price to the Sellers by wire transfer in immediately available funds to the Purchase Price Bank Account in accordance with the Cash Purchase Price Installment Payment Plan, and (c) the Purchaser shall deliver or cause to be delivered to the Sellers duly executed share certificates in form reasonably satisfactory to the Sellers, issued in the names of the Sellers and evidencing a total of 28,144,469 ordinary shares of the Purchaser in satisfaction of the Purchaser Shares Purchase Price as follows: (i) 20,539,306 ordinary shares of the Purchaser to Ms. Ling Wu, and (ii) 7,605,163 ordinary shares of the Purchaser to Ms. Yuan Li.

SECTION 5.04. Conditions Subsequent to Closing of the Purchaser. The Sellers shall deliver or cause to be delivered to the Purchaser duly executed share certificates in form reasonably satisfactory to the Purchaser issued in the name of the Purchaser evidencing all of the issued equity interests of each Holding Entity purchased by the Purchaser.

ARTICLE VI

INDEMNIFICATION

SECTION 6.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until March 31, 2017; provided however that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 6.01 shall survive until such claim is finally and fully resolved.

SECTION 6.02. Indemnification by the Sellers. To the fullest extent permitted by applicable Laws, the Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the each of the Sellers (each, a “Seller Indemnifying Party”), jointly and severally, for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter, a “Loss”), arising out of or resulting from: (i) the breach of any representation or warranty made by any Seller Indemnifying Party contained in this Agreement or (ii) the breach of any covenant or agreement by any Seller Indemnifying Party contained in this Agreement. The rights of the Purchaser to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that the Purchaser may have acquired, or could have acquired, whether before or after Closing, nor by any investigation or diligence by the Purchaser. Each of the Sellers hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of the Purchaser, and regardless of the results of any such investigation, the Purchaser has entered into this transaction in express reliance upon the representations and warranties of the Sellers made in this Agreement.

SECTION 6.03. Indemnification by the Purchaser. To the fullest extent permitted by applicable Laws, the Sellers and their Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement; or (ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement.

SECTION 6.04. Limits on Indemnification. (a) No claim may be asserted nor may any Action be commenced against either party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 6.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b) (i) neither party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement; and (ii) in the event a party hereto establishes prior to the Closing that any of the representations and warranties to survive the Closing in accordance with Section 6.01 are not true and correct as of the Closing, its sole and exclusive remedy with respect to any such breach shall be to not close the transaction if any such breach results in the nonsatisfaction of any of the conditions contained in Article V.

(c) For all purposes of this Article VI, “Losses” shall be net of (i) any insurance or other recoveries payable to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification and (ii) any Tax benefit available to the Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses.

SECTION 6.05. Notice of Loss; Third Party Claims. An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(a) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article VI, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VI except to the extent that such failure results in a detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article VI. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 6.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.

SECTION 6.06. Remedies. The Purchaser and the Sellers acknowledge and agree that following the Closing, the indemnification provisions of Section 6.02 and Section 6.03 shall be the sole and exclusive remedies of the Purchaser and the Sellers for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Purchaser or the Sellers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable; and

(b) by the mutual written consent of the Sellers and the Purchaser.

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Article VIII and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

(a)	if to the Sellers:

c/o Tianjin REnergy Electrical Co., Ltd.

No.1 Xinghua Seven Road, Xiqing Economic and Technological

Development Zone

Tianjin, 300385

People’s Republic of China

Telephone: +86-22-23966589

Attention: Mr. Lijun Hou

(b)	if to the Purchaser:

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Telephone: +86-760-2813 8666

Facsimile: +86-760-2813 8709

Attention: Mr. Jianren Wen

SECTION 8.03. Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 8.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 8.05. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Sellers and the Purchaser with respect to the subject matter hereof.

SECTION 8.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser), as the case may be.

SECTION 8.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 8.08.

SECTION 8.08. Waiver. The Sellers or the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 8.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article VI relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 8.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars.

SECTION 8.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of law principles.

SECTION 8.12. Dispute Resolution. All disputes among the parties arising out of or relating to this Agreement shall be finally settled in accordance with the Rules of Arbitration of the International Chamber of Commerce. The place of arbitration shall be in Hong Kong. The arbitral procedure shall be conducted in the English language. The arbitral tribunal shall be composed of three arbitrators. One arbitrator shall be appointed by the Sellers, one arbitrator shall be appointed by the Purchaser, and the third arbitrator, who shall serve as Chairman of the arbitration tribunal, shall be appointed through the mutual agreement of the other two arbitrators. The arbitrators shall not have the power to add to, subtract from or modify any of the terms or conditions of this Agreement. The arbitrators shall be experienced and have knowledge in the subject matter of the dispute. The resolution of any dispute by the arbitrators pursuant to this Section 8.12 shall be non-appealable, final, binding and conclusive on the parties to such dispute and may be enforced and entered as a judgment in any court of law with jurisdiction thereof. The fees and disbursements of the arbitrators shall be allocated to the party against whom any dispute decided hereunder is resolved. Each of the parties hereby irrevocably agrees that any service of process made with respect to a dispute under this Agreement may be made pursuant to the notice procedures set forth in Section 8.02.

SECTION 8.13. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Ling Wu
Ling Wu

/s/ Yuan Li
Yuan Li

China Ming Yang Wind Power Group Limited

By:	/s/ Jianren Wen
	Name:	Jianren Wen
	Title:	President

Signature Page to SPA

Schedule A

Seller	Holding Entity	Number of Ordinary Shares of Company held by Holding Entity (Equity in Company)

Ms. Ling Wu	Renergy Reach Investments Limited	382,000,000 (75.94%)

Ms. Ling Wu	Nice Jolly Investments Limited	42,500,000 (8.45%)

Ms. Ling Wu	Topinfo Investments Limited	2,000,000 (0.40%)

Ms. Ling Wu	Wise Luck Group Ltd.	1,000,000 (0.20%)

Ms. Ling Wu	Sinoelectric Investment Limited	13,000,000 (2.58%)

Ms. Yuan Li	Lucksi Renergy Holding Limited	50,000,000 (9.94%)

Note: Each of Ms. Ling Wu and Ms. Yuan Li is the sole shareholder of their respective Holding Entities. Ms. Ling Wu is the sole director of her Holding Entities and Mr. Lijun Hou is the sole director of Ms. Yuan Li’s Holding Entity. Of the Ordinary Shares of the Company that Ms. Ling Wu beneficially holds, 82,542,300 (16.41% equity in the Company) are held for the benefit and on behalf of Ms. Yuan Li.

Schedule A

3.07	Absence of Undisclosed Material Liabilities

1. Tianjin REnergy does not adopt any policies regarding bad debt provisions. Tianjin REnergy does not accrue for product warranty costs; instead, it directly records the material costs upon consumption. The quantified warranty provisions were estimated to be RMB12.4 million as of December 31, 2014;

2. As of December 31, 2014, Tianjin REnergy’s total other receivables amounted to RMB113.7 million, among which RMB100.0 million due from Mingyang New Energy, a PRC subsidiary of the Purchaser and RMB10.0 million due from Guangdong Rui De Xinyang Photovoltaic, a related party of the Purchaser, are interest free loans, accounting for approximately 97% of total other receivables as of December 31, 2014;

3. In connection with the on-going lawsuit between Tianjin REnergy and Nantong Guosheng Automation Equipment Co., Ltd., Tianjin REnergy recorded an entry of RMB2.1 million as accounts payable to Nantong Guosheng Automation Equipment Co., Ltd; and

4. In 2014, Tianjin REnergy pledged all its equity interest in Tianjin Ruiyuan to Tianjin Saida Hengxin Guarantee Co., Ltd., as a counter-guarantee for the guarantee provided by Tianjin Saida Hengxin Guarantee Co., Ltd. for a loan of RMB9.9 million borrowed by Tianjin Ruiyuan from Tianjin Xiqing CDB Village Bank. Under the same guarantee agreement, Tianjin REnergy also agrees to pay a guarantee service fee of RMB1,485 thousand to Tianjin Xiqing CDB Village Bank. The loan agreement of Tianjin Ruiyuan has a term commencing from the first drawdown of the loan until the final repayment but in no case no longer than 12 months. The guarantee agreement will not be terminated until all principal and interest amounts are fully repaid. The management of Tianjin REnergy expects to renew the loan agreement and the relevant guarantee arrangement upon the expiry on the similar terms and conditions.

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3.09	Litigation

In November 2014, Nantong Guosheng Automation Equipment Co., Ltd. (“Nantong Guosheng”) filed a lawsuit against Tianjin REnergy with the People’s Court of Tongzhou District, Nantong, Jiangsu Province, claiming a total outstanding payment for equipment purchases of approximately RMB2.1 million plus related interests and fees. On January 9, 2015, the People’s Court of Tongzhou District delivered a judgment in favor of Nantong Guosheng and required Tianjin REnergy to pay RMB2.1 million plus related interests and fees to Nantong Guosheng. Tianjin REnergy filed a petition to appeal the judgment with the Nantong Intermediate People’s Court on January 18, 2015. The appeal proceedings are currently in progress.

In 2012, Dongying Keling Power Group Limited (“Dongying Keling”) filed a lawsuit against CAMA (Luoyang) Electromechanic Co., Ltd. (“CAMA”) with the Dongying Intermediate People’s Court, claiming compensation for losses as the test platform provided by CAMA did not meet the technical requirements of Dongying Keling. As the equipment supplier, Tianjin REnergy was listed as a third party to the lawsuit. The litigation proceedings are currently in progress.

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3.13(a)	Real Property — Owned Real Properties

Tianjin Ruiyuan currently occupies and uses one parcel land of 51,160 square meters for its production facilities. The parcel of land located to the south of Xi Jiu Road and to the west of Hang Tian Road in Tianjin Free Trade Zone in Tianjin, China.

Tianjin Ruiyuan currently occupies and uses production facilities with gross floor area of an aggregate of 51,159.5 square meters, located at the land mentioned above.

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3.13(b)	Real Property — Leased Real Properties

Production facilities and office spaces of 9,253 square meters located at No. 1, Xing Hua Qi Zhi Road, Xiqing Economic-Technological Development Zone, Tianjin, China leased under a lease agreement entered dated as of July 2, 2014 into by Tianjin REnergy and Tianjin Saida Weiye Co., Ltd. with a term of three years from November 1, 2013 to October 31, 2015

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3.17(a)	Material Contracts

Tianjin REnergy is a party to the following contracts:

1.	A loan agreement with the principal amount of RMB8.0 million with Tianjin Heshui Branch of Harbin Bank, dated November 20, 2014

2.	A loan agreement with the principal amount of RMB27.0 million with Binhai New District Branch of Hua Xia Bank, dated January 23, 2015

3.	A loan agreement with the principal amount of RMB15.0 million with Nankai Branch of Tianjin Rural Commercial Bank Co., Ltd., dated December 11, 2014

4.	A mortgage guarantee agreement with Tianjin Saida Hengxin Guarantee Co., Ltd. with the amount of RMB9.9 million, dated November 5, 2014

5.	A mortgage guarantee agreement with Tianjin Saida Hengxin Guarantee Co., Ltd. with the amount of RMB25.0175 million, expiring on the date of the second anniversary upon the full repayment of the principal amount under the loan agreement

6.	A mortgage guarantee agreement with Tianjin Free Trade Zone Investment and Guarantee Center with the amount of RMB27.0 million, dated January 23, 2015

7.	A guarantee agreement with Tianjin Saida Hengxin Guarantee Co., Ltd. with the amount of RMB8.0 million

8.	A sales agreement with Xiangtan Electric Manufacturing Co., Ltd. dated May 16, 2014

9.	A sales agreement with Xiangtan Electric Manufacturing Co., Ltd. dated May 23, 2014

Tianjin Ruiyuan is a party to the following contracts:

10.	A loan agreement with the principal amount of RMB6.45 million (or equivalent U.S. dollars) with Citibank (China) Company Limited, dated April 6, 2011

11.	A loan agreement with the principal amount of RMB9.9 million with Tianjin Xiqing CDB Village Bank, dated November 24, 2014

12.	A guarantee agreement with the principal amount of RMB6.45 million (or equivalent U.S. dollars) with Citibank (China) Company Limited, dated April 6, 2011

13.	A guarantee agreement with the principal amount of RMB9.9 million with Tianjin Xiqing CDB Village Bank

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3.26	Insurance

Tianjin REnergy maintains an annual cargo insurance policy for its own benefit insured by AIG Insurance Company China Limited with a term effective from November 9, 2014 to November 8, 2015. The cargo insurance policy covers control cabinet and its parts, inverter and its parts and pitch and its parts in transit within the PRC (excluding from/to/within Tibet, Hong Kong, Macao or Taiwan) or from Europe (excluding East Europe and the Commonwealth of Independent States), the United States to the PRC (excluding Tibet). The limit of liability is RMB15 million in respect of one accident or series of accidents arising from the same event in one location. The annual insurance turnover is RMB700 million for domestic trades and RMB300 million for exports and imports. The insurance policy number is EM45Z0059.

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